UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Transfer of Listing to The Nasdaq Capital Market

As previously disclosed in the Form 6-K furnished on September 23, 2024, MKDWELL Tech Inc. (the “Company”) received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) on September 19, 2024 indicating that the Company was no longer in compliance with the minimum Market Value of Listed Securities (“MVLS”) of $50,000,000 required for continued listing on The Nasdaq Global Market (the “Global Market”), as set forth in Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Requirement”) since the Company failed to meet the MVLS Requirement for a period of 30 consecutive business days from August 5, 2024 to September 18, 2024. The Company thereafter had a period of 180 calendar days, or until March 18, 2025, to regain compliance with the MVLS Requirement or to transfer to The Nasdaq Capital Market (the “Capital Market”).

On March 20, 2025, Nasdaq notified the Company that it had approved the Company’s application to list its ordinary shares on the Capital Market. The Company’s securities will be transferred to the Capital Market at the opening of business on March 25, 2025.

While on the Global Market, the Company was notified on February 10, 2025 that the bid price of its ordinary shares had closed at less than $1.00 per share over the previous 30 consecutive business days, and, as a result, it did not comply with Nasdaq Listing Ruel 5450(a)(1). The Company was provided 180 calendar days, or until August 11, 2025, to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). Upon transfer, the Company will be afforded the remainder of this compliance period. If compliance with the $1.00 bid price requirement cannot be demonstrated by August 11, 2025, the Company may be eligible for an additional compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Capital Market, with the exception of the bid price requirement. Additionally, the Company would need to provide written notice of its intention to cure the deficiency no later than the expiration of the compliance period noted above. If Nasdaq determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible for the additional compliance period, Nasdaq will provide written notification of delisting. The Company is working closely with its advisers to regain compliance with such requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	March 21, 2025